Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including additional amendments thereto) with respect to the Common Stock, $0.01 par value per share, of FTAI Infrastructure Inc., a Delaware corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: March 5, 2025

LIF AIV 1, L.P.
By: GCM Investments GP, LLC, its general partner
By: /s/ Burke J. Montgomery
       Name: Burke J. Montgomery
       Title: Authorized Signatory

LABOR IMPACT FUND, L.P.
By: GCM Investments GP, LLC, its general partner
By: /s/ Burke J. Montgomery
       Name: Burke J. Montgomery
       Title: Authorized Signatory

GCM INVESTMENTS GP, LLC

By: /s/ Burke J. Montgomery
       Name: Burke J. Montgomery
       Title: Authorized Signatory

GROSVENOR CAPITAL MANAGEMENT HOLDINGS, LLLP
By: GCM Grosvenor Holdings, LLC, its general partner
By: /s/ Burke J. Montgomery
       Name: Burke J. Montgomery
       Title: Authorized Signatory

GCM GROSVENOR HOLDINGS, LLC

By: /s/ Burke J. Montgomery
       Name: Burke J. Montgomery
       Title: Authorized Signatory

GCM GROSVENOR INC.

By: /s/ Burke J. Montgomery
      Name: Burke J. Montgomery
      Title: Authorized Signatory

GCM V, L.L.C.

By: /s/ Burke J. Montgomery
      Name: Burke J. Montgomery
      Title: Authorized Signatory

/s/ Michael J. Sacks
MICHAEL J. SACKS